

RECEIVED

2005 APR -7 A 8:08

OFFICE OF INTERNATIONAL CORPORATE FINANCE



05007043



April 5, 2005

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs or Madames: Agricore United

Re: ~~United Grain Growers Limited~~ – File No. 82-34725
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities and Exchange Act of 1934

Please find enclosed the following information furnished pursuant to Rule 12g3-2(b) and the file number noted above.

1. Press Release of UGG dated:
   April 5, 2005 (Agricore United and Canadian Grain Commission Partner to Enhance Farmers' Security)

Yours very truly,

David J. Carefoot, CA, CBV
Vice President,
Corporate Finance & Investor Relations

PROCESSED

APR 07 2005

THOMSON
FINANCIAL

DJC/slh

cc: Tom Kirk, Corporate Secretary
Peter G. M. Cox, CFO

David Carefoot - Vice President, Corporate Finance and Investor Relations
201 Portage Avenue, P.O. Box 6600, Winnipeg, Manitoba Canada R3C 3A7
Bus: (204) 944-5651 • Fax: (204) 944-5415 • Email: dcarefoot@agricoreunited.com • www.agricoreunited.com

SEC File No. 82-34725





Canadian Grain Commission   Commission canadienne des grains

AGRICORE UNITED AND CANADIAN GRAIN COMMISSION PARTNER TO ENHANCE FARMERS' SECURITY

April 5, 2005 (Winnipeg) – Agricore United has partnered with the Canadian Grain Commission (CGC) to introduce a new insurance program aimed at enhancing security to Canadian grain producers. The innovative new program developed by Aon Reed Stenhouse (Aon) insures producer cash tickets and grain and elevator receipts as required by the Canada Grain Act. This program will greatly reduce the cost to Agricore United and other participating companies of providing such security.

The proprietary program, managed by Aon and underwritten by the Canadian Branch of Zurich Insurance Company, a Zurich Financial Services subsidiary, with Atradius as managing general underwriter for Canadian credit insurance programs, allows for more timely and accurate reporting of liabilities to the CGC through a new computerized reporting system. The policy will insure 100 percent of all eligible liabilities, up to the policy limit, that participating grain companies report to the CGC. The current practice requires grain companies to provide the CGC with letters of credit or bonds, the cost of which has increased significantly in the past two years.

"Having a third party insurer meet the requirements of the Canada Grain Act has two main advantages," says Sherry Lees, Treasurer, Agricore United. "We'll be able to offer the security to our farmer customers on a more cost effective basis, while improving the level of protection on the value of cash tickets and grain and elevator receipts that we have issued."

The CGC and Agricore United developed the program with the interests of all farmers in mind, allowing all industry grain licensees equal access to the program.

"While Agricore United led the way in finding a solution to a costly issue in the grain industry, we recognize the value of this program for all Canadian grain companies," says Régis Gosselin, Director of Corporate Services, CGC. "All licensees in the industry can take advantage of this program and the associated efficiencies will ultimately benefit all farmers across the country."

"Without the vision, will and commitment to innovation on the part of Agricore United and the CGC, this program could not have become reality," says Douglas Roff, Senior Consultant, Finance, Aon and Jack Scott, Senior Vice President, Aon. "Together with Zurich and Atradius Trade Services, we have designed a program to meet the 21st century needs of the agricultural community in Canada, while significantly reducing cost and accurately measuring risk."

The CGC is a federal government department and operates under the authority of the Canada Grain Act. Headquartered in Winnipeg, the CGC is responsible for the ensuring of consistent quality of the Canadian grain system and protecting the interests of Canadian grain producers.

Agricore United is one of Canada's leading agri-businesses. The prairie-based company is diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial markets. Agricore United's shares are publicly traded on the Toronto Stock Exchange under the symbol "AU.LV".

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For more information please contact:

Radean Carter
Communications Coordinator
Agricore United
Ph:(204) 944-2238 Cel: (204) 792-8522
rcarter@agricoreunited.com

Régis Gosselin
Director of Corporate Services
Canadian Grain Commission
(204) 983-2752
rgosselin@grainscanada.gc.ca




Canadian Grain Commission
Commission canadienne des grains

Backgrounder
(AGRICORE UNITED AND CANADIAN GRAIN COMMISSION SEEK TO IMPROVE FARMERS' BOTTOM LINE)

Aon Reed Stenhouse Inc is a member of Chicago-based Aon Corporation, an insurance services holding company providing risk management consulting services, insurance and reinsurance brokerage, human capital and management consulting and specialty insurance underwriting. Aon Corporation is the largest specialty broker of trade credit and political risk programs in the world. It has a worldwide network of more than 500 offices in over 120 countries and employs more than 48,000 people. Aon Corporation's common stock (Symbol AOC) is listed on the New York stock exchange.

Zurich Financial Services (www.zurich.com) is an insurance-based financial services provider with a global network that focuses its activities on its key markets in North America and Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. Through its offices in more than 50 countries, 57,000 Zurich employees serve clients in more than 120 countries. In North America, Zurich (www.zurichna.com) is a leading commercial property-casualty insurance provider serving the global corporate, large corporate, middle market, small business (not offered in Canada), specialties and programs sectors.

Atradius is one of the world's leading credit insurers with a total turnover of around CAD 2.03 billion and a worldwide market share of 25 percent. It insures about CAD 470 billion of worldwide trade annually against the risk of non-payment and provides a comprehensive range of risk transfer, financing and trade receivables management. With a staff of over three thousand and more than 90 offices in 40 countries, Atradius has access to credit information on 45 million companies worldwide and makes 12,000 credit limit decisions daily. Atradius is rate "A" by Standard & Poor's (outlook stable) and "A2" by Moody's (outlook stable).

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